**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-70077 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**
 MM/DD/YY  MM/DD/YY

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### A. REGISTRANT IDENTIFICATION

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NAME OF FIRM: **Nordea Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
**1211 Avenue of the Americas**
(No. and Street)

| **New York** | **New York** | **10036** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Kraen Holm-Joergensen** | **212-318-9625** | **khj.nybd@nordea.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

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### B. ACCOUNTANT IDENTIFICATION

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INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**RSM US LLP**
(Name – if individual, state last, first, and middle name)

| **151 W 42nd Street, 19th Floor** | **New York** | **New York** | **10036** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **09/24/2003** | **49** |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Kraen Holm-Joergensen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nordea Securities LLC _____, as of 12/31/ _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
FINOP

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Nordea

Financial Statement Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2025

(Public)

# Nordea Securities LLC


**Nordea Securities LLC**
(a 100% owned subsidiary of Nordea Markets Holding Company Inc)

SUMMARY OF CONTENTS





## Report of Independent Registered Public Accounting Firm

Member of Nordea Securities LLC

**Opinion on the Financial Statement**
We have audited the accompanying statement of financial condition of Nordea Securities LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

New York, New York
February 23, 2026

2

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING



## STATEMENT OF FINANCIAL CONDITION

|  | | As of December 31, 2025 |
|---|---|---|
| **ASSETS** | | |
| **Cash and Cash Equivalents** | | |
| Cash | $ | 5,000,000 |
| Cash - Money Market | | 104,601,171 |
| **Total Cash and Cash Equivalents** | | 109,601,171 |
| | | |
| Receivable from Affiliate | | 324,185 |
| Receivable from Third Party | | 239,824 |
| Prepaid Expenses | | 2,702 |
| **TOTAL ASSETS** | $ | 110,167,882 |
| | | |
| | | |
| **LIABILITIES & MEMBER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts Payable | $ | 6,607 |
| **Total Liabilities** | | 6,607 |
| | | |
| **Total Member's Equity** | | 110,161,275 |
| **TOTAL LIABILITIES & MEMBER'S EQUITY** | $ | 110,167,882 |

See accompanying notes to financial statement.


**NOTES TO FINANCIAL STATEMENT**
**December 31, 2025**

### A. Organization

Nordea Securities LLC (NSL or the Company), is a wholly owned subsidiary of Nordea Markets Holding Company Inc, whose ultimate parent is Nordea Bank Abp (the Parent), a company domiciled in Finland. NSL is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company acts as a chaperoning broker-dealer pursuant to Rule 15a-6 for institutional and corporate customers in certain foreign bond and securities offerings as well as Mergers & Acquisitions (M&A) activities.

The Parent is designated as a Financial Holding Company under the US Bank Holding Company Act and is able to participate in underwriting of securities offered to U.S. investors, and operate as a dealer in securities sold to U.S. investors from the Parent's inventory. All expanded business activities will continue to be chaperoned by NSL pursuant to SEA Rule 15a-6.

### B. Segment Reporting

NSL is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, where NSL acts as a chaperoning broker-dealer pursuant to Rule 15a-6 for institutional and corporate customers, such as Equity Capital Markets and Debt Capital Markets products and certain M&A activities to Global Customers; and facilitation of securities sales and research distribution services to U.S. institutional investors.

NSL has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate financial results and to make decisions on budgeting and forecasting to manage the business. This measure informs decisions regarding personnel additions and/or terminations as well as cost allocations to NSL.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Total assets per the statement of financial condition represent the assets of the Company's single reportable segment. There have been no changes to measures reviewed by CODM, or segments determined, from prior year.



### C. Cash and Cash Equivalents

NSL considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. NSL's holdings in money market accounts included as cash-money market on the statement of financial condition as of December 31, 2025 are cash equivalents.

Cash and cash equivalents held at financial institutions which exceeds the Federal Deposit Insurance Corporation (FDIC) limits exposes the Company to concentration of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

### D. Accounting Estimates and Assumptions

NSL conforms to the Parent's fiscal year end of December 31. The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires NSL to make certain estimates and assumptions that affect the amounts reported in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable. Actual results could differ from these estimates.

### E. Receivables

NSL does not currently have accounts payable to or receivable from broker dealers. The receivables on NSL books relate to service fee intergroup income due from affiliate and accrued interest on cash balance due from bank.

As of January 1, 2025, receivable balance related to service fee intergroup income receivable from the Parent was $308,214. As of December 31, 2025, receivables related to service fee intergroup income receivable from the Parent was $324,185 included in the statement of financial condition as receivable from affiliate, and $239,824 of accrued interest on cash balance due from bank is included in the statement of financial condition as receivable from third party.

The Company evaluates the need for a reserve against its receivables using the current expected credit losses (CECL) model. Given that the receivable from affiliate balance is with the Parent, the Company considers this balance to be with an entity under common control, and is therefore outside of the scope of the CECL model. The Company does not expect a loss on accrued interest receivable as of December 31, 2025.



## F.   Fair Value of Financial Instruments

Assets and Liabilities are measured at fair value according to standard fair value requirements under ASC 820.

ASC 820 defines fair value, establishes a framework for measuring fair value and provides a fair value hierarchy. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value hierarchy consists of three levels:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that can be accessed on measurement date.
- Level 2 inputs are either directly or indirectly observable inputs other than quoted prices in Level 1. Those include quoted prices for similar assets or liabilities in active markets, or quoted prices on similar or identical assets and liabilities in non-active markets, or inputs that are derived principally from observable market data.
- Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs are not available on measurement date.

The only financial instrument NSL held at December 31, 2025 is an investment in Blackrock Liquidity Treasury Trust Fund, which is held at the Bank of America. NSL treats this investment as a cash equivalent since 100% of the Fund's total assets are in cash and highly liquid short-term U.S. Treasury obligations, such as U.S. Treasury bills and notes. NSL's investment is a Level 1 investment.

## G.   Income Taxes

NSL is a single member LLC and is included in the tax return of the Parent. No provision for income taxes has been made in the accompanying financial statements as NSL is disregarded for federal income tax purposes. As of December 31, 2025, management believes that it has taken no uncertain tax provisions under ASC 740, and accordingly, no liability has been recorded.

## H.   Related Party Transactions

NSL has a Transfer Pricing Agreement with its Parent regarding cost reimbursement. Expenses incurred by NSL are marked up by 10% and reimbursed to NSL. As of December 31, 2025, receivables related to service fee intergroup income receivable from the Parent was $324,185 included in the statement of financial condition as receivable from affiliate.



NSL also has a Transfer Pricing Agreement with the Parent's New York branch for sharing administrative expenses, with whom it also shares office space.

**I.   Commitments, Contingencies and Guarantees**

To the best of its knowledge, NSL does not currently have liabilities for contingencies where there is an exposure that would indicate that it would be both probable that a liability has been incurred and the amount of loss could be reasonably estimated.

**J.   Net Capital Requirements**

As a registered broker-dealer, NSL is subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, NSL is subject to FINRA's capital requirements, which are substantially the same as Rule 15c3-1. Under the Rule, NSL is required to maintain a minimum net capital equal to $250,000 or 2 percent  of "aggregate debits," as these terms are defined.

| USD | December 31, 2025 |
|---|---|
| Net Capital | 107,742,365 |
| Less required Net Capital | 250,000 |
| Excess Net Capital | 107,492,365 |

**K.   Indemnification**

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

**L.   Subsequent Events**

The financial statements were evaluated through the date these financial statements were issued and no events have been identified that require disclosure.